

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2025

Jeremy Allaire
Chief Executive Officer
Circle Internet Group, Inc.
One World Trade Center
New York, NY 10007

      Re: Circle Internet Group, Inc.
           Draft Registration Statement on Form S-1
           Submitted August 4, 2025
           CIK No. 0001876042

Dear Jeremy Allaire:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sonia Bednarowski at 202-551-3666 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Crypto Assets